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                             August 19, 2021

       Tak Ching Poon
       Chief Executive Officer
       ALE Group Holding Ltd
       Unit 1005, 10/F, Tower A
       Mandarin Plaza, 14 Science Museum Road
       Tsim Sha Tsui, Hong Kong

                                                        Re: ALE Group Holding
Ltd
                                                            Post-Effective
Amendment No. 1 to Registration Statement on Form F-1
                                                            Filed July 28, 2021
                                                            File No. 333-239225

       Dear Mr. Poon:

              We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Post-Effective Amendment No. 1 to Registration Statement on Form F-1 filed July 28, 2021

       Prospectus Cover Page, page i

   1. We note your disclosure you have applied for approval to list your ordinary shares on the
                                                        Nasdaq Capital Market.
Please disclose whether your offering is contingent on getting a
                                                        Nasdaq listing. We also
note your disclosure that "[p]rior to this Offering, there has been no public market for
Ordinary Shares." Please disclose whether any shares have been sold in the best efforts
offering originally registered on this Form F-1 and whether your securities were quoted
or otherwise traded on any market, including any OTC markets.
 Tak Ching Poon
FirstName
ALE GroupLastNameTak
            Holding Ltd Ching Poon
Comapany
August 19, NameALE
           2021      Group Holding Ltd
August
Page 2 19, 2021 Page 2
FirstName LastName
2. Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a BVI holding company with operations conducted by your subsidiaries and that this structure involves unique risks to investors. Please disclose that investors may never directly hold equity interests in your operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or value of your ordinary shares, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.
3. Please provide prominent disclosure about the legal and operational risks associated with
         being based in Hong Kong and having all of the company   s operations
to date in China
         and Hong Kong. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your ordinary shares or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
         Your disclosure should address how recent statements and regulatory
actions by China   s
         government, such as those related to the use of variable interest entities and data security
         or anti-monopoly concerns, has or may impact the company   s ability
to conduct its
         business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
4. Please clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Please disclose clearly the entity (including the domicile) in which investors are purchasing their interest.
Prospectus Summary, page 1

5. In your summary of risk factors, please disclose the risks that your corporate structure and
         being based in or having the majority of the company   s operations in
China poses to
         investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the
         Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ordinary shares. Please acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely
 Tak Ching Poon
ALE Group Holding Ltd
August 19, 2021
Page 3
         hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
6. Please disclose each permission that you or your subsidiaries are required to obtain from
         Chinese authorities to operate and issue these securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the
         CSRC, CAC or any other entity that is required to approve your operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.
7. Please provide a clear description of how cash is transferred through your organization.
         Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries, to the parent company and U.S.
         investors.
8. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state
Risk Factors, page 9

9.       Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ordinary shares. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
10. In light of recent events indicating greater oversight by the Cyberspace Administration of
       China over data security, particularly for companies seeking to list on a foreign exchange,
FirstName LastNameTak Ching Poon
       please revise your disclosure to explain how this oversight impacts your business and your
Comapany    NameALE
       offering         Group
                 and to what   Holding
                             extent you Ltd
                                         believe that you are compliant with
the regulations or
Augustpolicies
        19, 2021that have
                  Page  3 been issued by the CAC to date.
FirstName LastName
 Tak Ching Poon
FirstName
ALE GroupLastNameTak
            Holding Ltd Ching Poon
Comapany
August 19, NameALE
           2021      Group Holding Ltd
August
Page 4 19, 2021 Page 4
FirstName LastName
General

11. We note that this post-effective amendment amends a registration statement on Form F-1 that went effective on December 28, 2020 and registered the offer and sale by the registrant of 2,880,000 ordinary shares. This amendment discloses that it is registering a total of 6,920,000 ordinary shares. Assuming that none of the original 2,880,000 shares were sold, and taking into account the 2 for 1 forward split of your shares, it appears that you are attempting to increase the number of shares covered by this registration statement
         A registrant cannot register additional securities by means of a post-effective amendment. Please refer to Securities Act Rule 413(a) and Securities Act Rules
         Compliance and Disclosure Interpretation 210.01. Please remove these additional securities from your post-effective amendment. Any new offering of securities would need to be covered by a new registration statement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Scott Anderegg at 202-551-3342 or Dietrich King at 202-551-8071 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services